Vivid Seats Inc.

24 E. Washington St., Ste. 900

Chicago, IL 60602

December 13, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivid Seats Inc.

Registration Statement on Form S-1 (File No. 333-275889)

Filed December 5, 2023

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Vivid Seats Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s registration statement on Form S-1 (File No. 333-275889) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on December 15, 2023, or as soon as practicable thereafter, or at such time as the Company may orally request via telephone call to the staff of the Commission.

The Company requests notification of such effectiveness by a telephone call to Cathy A. Birkeland at (312) 876-7681 or to Scott W. Westhoff at (312) 876-7605, both of Latham & Watkins LLP, and requests that such effectiveness also be confirmed in writing.

The Company understands that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the registration of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Cathy A. Birkeland or Scott W. Westhoff of Latham & Watkins LLP at the numbers set forth above.

Very truly yours,

Vivid Seats Inc.

/s/ Lawrence Fey
Name: Lawrence Fey
Title: Chief Financial Officer

cc:	Emily Epstein, General Counsel, Vivid Seats Inc.

Bradley C. Faris, Latham & Watkins LLP

Cathy A. Birkeland, Latham & Watkins LLP

Scott W. Westhoff, Latham & Watkins LLP